

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2025

Menachem Shalom
Chief Executive Officer, Chief Financial Officer, and Director
Nukkleus Inc.
575 Fifth Ave, 14th Floor
New York, NY 10017

> **Re: Nukkleus Inc.**
> **Form 10-KT for Period Ended December 31, 2024**
> **File No. 001-39341**

Dear Menachem Shalom:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Trade & Services